UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-295563-01

Forge Nano, Inc.
(Exact name of registrant as specified in its charter)

12300 Grant St. #100 Thornton, Colorado, 80241
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

Explanatory Note

This Form 15 is filed by Forge Nano, Inc., a Delaware corporation (the “Filer”), to suspend the Filer’s obligation to file reports under Section 15(d) of the Exchange Act of 1934, as amended, as a co-registrant on the Registration Statement on Form S-4 filed by Forge Nano Holdings, Inc., a Delaware corporation (formerly, ATII Holdings, Inc.) (“Parent”). The shares of common stock of Parent, par value $0.0001 per share (the “Common Stock”), and the warrants of Parent, each exercisable for one shares of Common Stock at an exercise price of $11.50 per share, remain listed on the Nasdaq Global Market under the ticker symbols “NANO” and “NANOW”, respectively, and are unaffected by this Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934, Forge Nano, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Forge Nano, Inc.

Date: October 22, 2026	By:	/s/ Michael Kleinberg
	Name:	Michael Kleinberg
	Title:	Chief Financial Officer